Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: ABN AMRO Holding NV

Registration Number: 333-144752

Date: October 3, 2007

On October 3, 2007, Fortis issued the following press release:	Fortis

Press release	Rue Royale 20 1000 Brussels Belgium
Brussels / Utrecht, 3 October 2007
Fortis welcomes approval from European Commission	Archimedeslaan 6 3584 BA Utrecht The Netherlands www.fortis.com

Today Fortis received approval from the European Commission for the acquisition of

ABN AMRO. As part of the approval, the Commission has imposed remedies on Fortis to address certain competition concerns in the Commercial Banking segment in the
Netherlands.

The remedies imposed by the Commission consist of a post-acquisition divestment package relating to specified parts of the Business Unit Netherlands of ABN AMRO (the ‘Divestment’).

A key element of the Divestment is the proposed sale of Hollandsche Bank Unie N.V. (an independent, separately licensed commercial bank), 13 advisory branches and two Corporate Client Departments and the sale of the Dutch factoring company IFN Finance B.V.

The scope of the Divestment represents around 10% of the part of Business Unit Netherlands to be acquired by Fortis in terms of assets, income and initially projected revenue and cost synergies. The corresponding projected restructuring charges, however, remain unchanged compared to what was presented on 29 May. The remedies imposed will not have any material effect on the post-acquisition planned integration of Fortis and ABN AMRO.

Most of the text of the European Commission’s review will be available shortly on the website of the European Commission.

http://ec.europa.eu/comm/competition/mergers/news.html

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Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes the U.S. offer document, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY

DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Fortis is an international financial services provider engaged in banking and insurance. We offer our personal, business and institutional customers a comprehensive package of products and services through our own channels, in collaboration with intermediaries and through other distribution partners. With a market capitalisation of EUR 35.1 billion (31/08/2007), Fortis ranks among the twenty largest financial institutions in Europe. Our sound solvency position, our presence in 50 countries and our dedicated, professional workforce of 60,000 enable us to combine global strength with local flexibility and provide our clients with optimum support. More information is available at www.fortis.com.

Press Contacts:

Brussels:                +32 (0)2 565 35 84                                 Utrecht:                 +31 (0)30 226 32 19

Investor Relations:

Brussels:                +32 (0)2 565 53 78                                 Utrecht:                 +31 (0)30 226 65 66